UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*
Think Partnership, Inc.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
88409N101

(CUSIP Number)
June 24, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
a.	☑ Rule 13d-1(b)

b.	☐ Rule 13d-1(c)

c.	☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	88409N101

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Magnetar Investment Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,662,942

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,662,942

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,662,942 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.5% (see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA; OO

CUSIP No.	88409N101

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Magnetar Capital Partners LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,100,060

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		6,100,060

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,100,060 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.1% (see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC; OO

CUSIP No.	88409N101

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Supernova Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,100,060

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		6,100,060

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,100,060 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.1% (see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC; OO

CUSIP No.	88409N101

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Alec N. Litowitz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,100,060

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		6,100,060

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,100,060 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.1% (see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC; IN

Item 1.
     (a) Name of Issuer
Think Partnership, Inc. (the “Issuer”)
     (b) Address of Issuer’s Principal Executive Offices
15550 Lightwave Drive, 3rd Floor
Clearwater, Florida 33760
Item 2.
     (a) Name of Person Filing
The persons filing this Schedule 13G are Magnetar Investment Management, LLC (“Magnetar Investment Management”), Magnetar Capital Partners LP (“Magnetar Capital Partners”), Supernova Management LLC (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) (collectively, the “Reporting Persons”).
This Schedule 13G relates to the Shares (as defined below) held for the accounts of Magnetar Capital Master Fund, Ltd, a Cayman Islands exempted company (“Magnetar Capital Master Fund”), certain managed accounts (the “Managed Accounts”) and Magnetar SGR Fund, LP (“SGR Fund”). Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), and Magnetar Investment Management. Each of Magnetar Financial and Magnetar Investment Management are registered investment advisers under Section 203 of the Investment Advisers Act of 1940, as amended. Magnetar Financial serves as investment adviser to Magnetar Capital Master Fund. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the account of Magnetar Capital Master Fund. Magnetar Investment Management serves as investment manager to certain private investment funds, including the Managed Accounts and SGR Fund. In such capacity, Magnetar Investment Management exercises voting and investment power over the Shares held for the accounts of the Managed Accounts and SGR Fund. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.
     (b) Address of Principal Business Office or, if none, Residence
The business address of each of the Reporting Persons is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.
     (c) Citizenship
Magnetar Investment Management is a Delaware limited liability company. Magnetar Financial is a Delaware limited liability company. Magnetar Capital Partners is a Delaware limited partnership. Supernova Management is a Delaware limited liability company. Mr. Litowitz is a citizen of the United States of America.
     (d) Title of Class of Securities
Common stock, par value $0.001 per share, of the Issuer (the “Shares”)
     (e) CUSIP Number
88409N101
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☑ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4. Ownership.
     (a) and (b):
(i)	Magnetar Financial may be deemed to beneficially own 2,437,118 Shares held for the account of Magnetar Capital Master Fund, and all such Shares represent beneficial ownership of approximately 3.6% of the Shares, based on 67,048,950 shares of common stock issued and outstanding as of May 5, 2008, as reported in the Form 10-Q for the quarterly period ended March 31, 2008 filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on May 5, 2008. The foregoing excludes (A) 1,000,000 Shares issuable upon exercise of a warrant (the “Warrant”), (B) 693,144 Shares issuable upon exercise of an inducement warrant (“Inducement Warrant 1”) and (C) 346,572 Shares issuable upon exercise of a second inducement warrant (“Inducement Warrant 2,” and collectively with Inducement Warrant 1, the “Inducement Warrants”), in each case, held for the account of Magnetar Capital Master Fund. The terms of the Warrant and the Inducement Warrants each contain a blocker provision under which the holder thereof does not have the right to exercise the Warrant or the Inducement Warrants to the extent that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates, of more than 4.99% or 4.90%, respectively, of the Shares outstanding immediately after giving effect to such exercise (each such provision being a “Blocker”). As a result of application of the Blocker contained in each of the Warrant and the Inducement Warrants, the Shares issuable upon exercise of the Warrant and Inducement Warrants have not been included in the calculations of beneficial ownership of the Reporting Persons or the aggregate number of outstanding Shares. Without the Blockers, Magnetar Financial would be deemed to beneficially own 4,476,834 Shares.

(ii)	Magnetar Investment Management may be deemed to beneficially own 3,662,942 Shares. This amount consists of: (A) 3,485,852 Shares held for the account of the Managed Accounts and (B) 177,090 Shares held for the account of SGR Fund, and all such Shares in the aggregate represent beneficial ownership of approximately 5.5% of the Shares, based on 67,048,950 shares of common stock issued and outstanding as of May 5, 2008, as reported in the Form 10-Q for the quarterly period ended March 31, 2008 filed by the Issuer with the SEC on May 5, 2008.

(iii)	As a result of (i) and (ii) above, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to beneficially own 6,100,060 Shares. This amount consists of: (A) 2,437,118 Shares held for the account of Magnetar Capital Master Fund, (B) 3,485,852 Shares held for the account of the Managed Accounts and (C) 177,090 Shares held for the account of SGR Fund, and all such Shares in the aggregate represent beneficial ownership of approximately 9.1% of the Shares, based on

67,048,950 shares of common stock issued and outstanding as of May 5, 2008, as reported in the Form 10-Q for the quarterly period ended March 31, 2008 filed by the Issuer with the SEC on May 5, 2008. The foregoing excludes (A) 1,000,000 Shares issuable upon exercise of the Warrant, (B) 693,144 Shares issuable upon exercise of Inducement Warrant 1 and (C) 346,572 Shares issuable upon exercise of Inducement Warrant 2, in each case, held for the account of Magnetar Capital Master Fund. As a result of application of the Blocker contained in each of the Warrant and the Inducement Warrants, the Shares issuable upon exercise of the Warrant and Inducement Warrants have not been included in the calculations of beneficial ownership of the Reporting Persons or the aggregate number of outstanding Shares. Without the Blockers, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz would be deemed to beneficially own 8,139,776 Shares.

(c)	(i)	Magnetar Financial may be deemed to share the power to vote and direct the disposition of the 2,437,118 Shares held for the account of Magnetar Capital Master Fund. The foregoing excludes (A) 1,000,000 Shares issuable upon exercise of the Warrant, (B) 693,144 Shares issuable upon exercise of Inducement Warrant 1 and (C) 346,572 Shares issuable upon exercise of Inducement Warrant 2, in each case, held for the account of Magnetar Capital Master Fund. As a result of application of the Blocker contained in each of the Warrant and the Inducement Warrants, the Shares issuable upon exercise of the Warrant and Inducement Warrants have not been included in the calculations of beneficial ownership of the Reporting Persons or the aggregate number of outstanding Shares. Without the Blockers, Magnetar Financial would be deemed to beneficially own 4,476,834 Shares.
(ii)	Magnetar Investment Management may be deemed to share the power to vote and direct the disposition of the (A) 3,485,852 Shares held for the account of the Managed Accounts and (B) 177,090 Shares held for the account of SGR Fund.

(iii)	As a result of (i) and (ii) above, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to share the power to vote and direct the disposition of 6,100,060 Shares. The foregoing excludes (A) 1,000,000 Shares issuable upon exercise of the Warrant, (B) 693,144 Shares issuable upon exercise of Inducement Warrant 1 and (C) 346,572 Shares issuable upon exercise of Inducement Warrant 2, in each case, held for the account of Magnetar Capital Master Fund. As a result of application of the Blocker contained in each of the Warrant and the Inducement Warrants, the Shares issuable upon exercise of the Warrant and Inducement Warrants have not been included in the calculations of beneficial ownership of the Reporting Persons or the aggregate number of outstanding Shares. Without the Blockers, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz would be deemed to beneficially own 8,139,776 Shares.
Item 5. Ownership of Five Percent or Less of a Class
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.
Item 8. Identification and Classification of Members of the Group
Not applicable.

Item 9. Notice of Dissolution of Group
Not applicable.
Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
          Date: June 24, 2008

MAGNETAR INVESTMENT MANAGEMENT, LLC
By:	Magnetar Capital Partners LP, its Sole Member

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

MAGNETAR CAPITAL PARTNERS LP
By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

SUPERNOVA MANAGEMENT LLC
By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager

/s/ Alec N. Litowitz
Alec N. Litowitz

Exhibit 1
JOINT FILING AGREEMENT
The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.
Dated: June 24, 2008

MAGNETAR INVESTMENT MANAGEMENT, LLC
By:	Magnetar Capital Partners LP, its Sole Member

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

MAGNETAR CAPITAL PARTNERS LP
By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

SUPERNOVA MANAGEMENT LLC
By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager

/s/ Alec N. Litowitz
Alec N. Litowitz